

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

Re: SaverOne 2014 Ltd.
Registration Statement on Form F-1
Filed March 7, 2022
File No. 333-263338

Dear Mr. Gilboa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Overview, page 38

1.   We note your response to prior comment 2 from our letter dated February 7, 2022 regarding your orders for your Generation 1.0 units. You reference that of your 1,400 orders to date, 300 of your orders were part of the pilot program and 1,100 are commercial orders from pilot program participants. You also reference that pilot customers are offered a 25% to 40% discount on page 53. Please clarify whether these 1,100 commercial orders from pilot program participants are subject to this discounted pricing.

Corporate Governance Practices, page 70

2.   You indicate that you will follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events. Please describe these Israeli corporate governance practices for dilutive events and clarify how they differ from Nasdaq rules for domestic companies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Huberman, Esq.